BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER

742,690-001

WRITER’S DIRECT DIAL

(949) 823-6980

October 26, 2011

WRITER’S E-MAIL ADDRESS

aterner@omm.com

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Registration Statement on Form S-3
Filed October 3, 2011
File No. 333-177144

Dear Mr. Kluck:

On behalf of Sabra Health Care REIT, Inc. (“Sabra”), this letter sets forth Sabra’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 21, 2011 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-3 (the “Registration Statement”). For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment.

Sabra has concurrently filed via EDGAR Amendment No. 1 to the Registration Statement, which includes revisions to the Registration Statement in response to the Staff’s comment in the Comment Letter as described herein (“Amendment No. 1”).

General

1.

We note that exhibits 25.1 and 25.2 indicate that the Form T-1 Statement of Eligibility of the Trustee will be filed as an exhibit to a current report of the registrant on Form 8-K or in an amendment to the registration statement. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.” In this

Tom Kluck - October 26, 2011 - Page 2

situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Compliance and Disclosure Interpretations, Trust Indenture Act of 1939, Section 220.01, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

Response: In response to the Staff’s comment, Sabra has revised the description of Exhibits 25.1 and 25.2 in Amendment No. 1 to read as follows:

25.1	Statement of Eligibility and Qualification of Trustee under the Senior Indenture under the Trust Indenture Act of 1939, as amended (to be filed, if necessary, separately under the electronic form type 305B2 pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended).
25.2	Statement of Eligibility and Qualification of Trustee under the Subordinated Indenture under the Trust Indenture Act of 1939, as amended (to be filed, if necessary, separately under the electronic form type 305B2 pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended).

***********

As requested in the Comment Letter, we hereby confirm on behalf of Sabra that in the event Sabra requests acceleration of the effective date of the pending registration statement, Sabra will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tom Kluck - October 26, 2011 - Page 3

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner

Andor D. Terner of O’MELVENY & MYERS LLP

cc:	Richard K. Matros, Chairman, President and Chief Executive Officer
Sabra Health Care REIT, Inc.

Shelly A. Heyduk, Esq.
O’Melveny & Myers LLP